July 7, 2010

VIA EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Questar Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Filed March 1, 2010

File No. 001-8796

Dear Mr. Schwall:

On July 7, 2010, we filed, via EDGAR, a further supplemental response of Questar Corporation (“Questar” or “the Company”) to your comment letters dated April 1, 2010 and April 9, 2010, respectively, regarding our Form 10-K for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission on March 1, 2010.

We have set forth below each of the comments in bold font followed by our supplemental response to each comment.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures made in our filings with the Securities and Exchange Commission.  We understand that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and we understand we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by telephone at (801) 324-5077, e-mail at martin.craven@questar.com, or facsimile at (801) 324-5483 with any questions or comments regarding this letter.

Very truly yours,

/s/Martin H. Craven

Martin H. Craven

Vice President, CFO and Treasurer

cc:

Parker Morrill

Supplemental response to comment letters dated April 1, 2010:

Form 10-K for the Fiscal Year Ended December 31, 2009

Exploration and Production, page 7

Exhibit 23.3

4.

We refer you to Items 1202(a)(8)(iv); 1202(a)(8)(vi); and 1202(a)(8)(viii) of Regulation S-K.  Please obtain and file a revised report from Ryder Scott which includes the following:

•

a statement that the consultant has used all methods and procedures as it considered necessary under the circumstances to prepare the report;

•

a discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves; and

•

a statement that the assumptions, data, methods, and procedures used in the report are appropriate for the purpose served by the report.

Response:

We understand that Ryder Scott has discussed the contents of their letter with the Commission and has agreed with you on appropriate modifications to their report to address these comments as well as the report item cited in your comment letter of April 9, 2010. As a result of those conversations, Ryder Scott has prepared the attached revised reserve letter to comply with the Commission’s requirements, which we will file as an amendment to our 2009 Form 10-K.

5.

Disclose the qualifications of the technical person primarily responsible for overseeing the reserves audit. The report refers to an attachment, but none is included with the version of the report as filed.

Response:

As an exhibit to our amended 2009 Form 10-K referenced above, we will refile Exhibit 23.3 to include the qualifications of Richard J. Marshall P.E. of Ryder Scott LLP, who was responsible for preparation of the reserves report as well as the qualifications of Dennis Beccue P.E., an employee of QEP Resources, Inc. (formerly Questar Exploration and Production), who oversaw preparation of the reserve report for Questar.

6.

Under "Estimates of Reserves," the report refers to reserves "estimated by performance methods or the volumetric method." The revised report you file should clarify what portion of reserves was derived from each method and further discuss the relative uncertainties among different reserve estimate methods. Refer to Item 1202(a)(8)(vii) of Regulation S-K.

Response:

See supplemental response to item 4 above.

1

Supplemental response to comment letter dated April 9, 2010:

Form 10-K

Exhibit 23.3 - Terms of Usage

1.

The closing paragraph states in part that the report "was prepared for the exclusive use and sole benefit of Questar and may not be put to other use without our prior written consent for such use." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Response:

The revised reserve report attached hereto in response to your April 1, 2010, comment no. 4 has been modified to remove reference to restriction on use or reliance by third parties.

2

 FAX (303) 623-4258

621 SEVENTEENTH STREET

SUITE 1550

DENVER, COLORADO 80293 TELEPHONE (303) 623-9147

Exhibit 23.3

June 21, 2010

Questar Exploration and Production Company

1050 Seventeenth Street, Suite 500

Denver, Colorado  80265

Gentlemen:

At your request, Ryder Scott Company (Ryder Scott) has prepared an estimate of the proved reserves, future production, and income attributable to certain leasehold and royalty interests of Questar Exploration and Production Company (Questar) as of December 31, 2009.  The subject properties are located in the states of Arkansas, California, Colorado, Kansas, Louisiana, Mississippi, Montana, North Dakota, New Mexico, Oklahoma, Texas, Utah and Wyoming.  The reserves and income data were estimated based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).  Our third party study, completed on February 4, 2010 and presented herein, was prepared for public disclosure by Questar in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.  The properties reviewed by Ryder Scott represent 100 percent of the total net proved liquid hydrocarbon reserves and 100 percent of the total net proved gas reserves of Questar.

The estimated reserves and future net income amounts presented in this report, as of December 31, 2009 are related to hydrocarbon prices.  The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations.  Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.  The results of this study are summarized below.

SEC PARAMETERS

Estimated Net Reserves and Income Data

Certain Leasehold Interests of

Questar Exploration and Production Company

As of December 31, 2009
Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Net Remaining Reserves

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Questar Exploration and Production Company

June 21, 2010

Oil/Condensate – Barrels	22,142,327	285,996	6,876,630	29,304,951
Plant Products – Barrels	4,830,391	88,218	2,759,574	7,678,184
Gas – MMCF	1,159,191	19,512	1,346,296	2,524,999

Income Data M$
Future Gross Revenue	$4,419,955	$76,103	$4,414,699	$8,910,756
Deductions	1,343,483	36,387	2,987,870	4,367,739
Future Net Income (FNI)	$3,076,472	$39,715	$1,426,829	$4,543,016

Discounted FNI @ 10%	$1,738,726	$19,119	$6,835	$1,764,680

Liquid hydrocarbons are expressed in standard 42 gallon barrels.  All gas volumes are reported on an as “sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

The estimates of the reserves, future production, and income attributable to properties in this report were prepared using the economic software package AriesTM System Petroleum Economic Evaluation Software, a copyrighted program of Halliburton.  The program was used solely at the request of Questar.  Ryder Scott has found this program to be generally acceptable, but notes that certain summaries and calculations may vary due to rounding and may not exactly match the sum of the properties being summarized.  Furthermore, one line economic summaries may vary slightly from the more detailed cash flow projections of the same properties, also due to rounding.  The rounding differences are not material.

The future gross revenue is after the deduction of production taxes.  The deductions incorporate the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, and development costs.  The future net income is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans that may exist nor does it include any adjustment for cash on hand or undistributed income.  Liquid hydrocarbon reserves account for approximately 13 percent and gas reserves account for the remaining 87 percent of total future gross revenue from proved reserves.

The discounted future net income shown above was calculated using a discount rate of 10 percent per annum compounded monthly.  Future net income was discounted at four other discount rates which were also compounded monthly.  These results are shown in summary form as follows.

Discounted Future Net Income
As of December 31, 2009
Discount Rate Percent	Total Proved M$
5	$2,666,509
15	$1,260,560
20	$949,107
25	$742,943

The results shown above are presented for your information and should not be construed as our estimate of fair market value.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Questar Exploration and Production Company

June 21, 2010

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a).  An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

The various reserve status categories are defined under the attachment entitled “Petroleum Reserves Definitions” in this report.  The developed non-producing reserves included herein consist of the behind-pipe and shut-in categories.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist.  The gas volumes included herein do not attribute gas consumed in operations as reserves.

Reserves are those estimated remaining quantities of petroleum which are anticipated to be economically producible, as of a given date, from known accumulations under defined conditions.  All reserve estimates involve some degree of uncertainty.  The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data.  The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved.  Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.  At Questar’s request, this report addresses only the proved reserves attributable to the properties evaluated herein.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.  The reserves included herein were estimated using deterministic methods.

Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change.  Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this report are therefore estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, the revenues therefrom, and the actual costs related thereto, could be more or less than the estimated amounts.

Questar’s operations may be subject to various levels of governmental controls and regulations.  These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time.  Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Questar owns an interest; however, we have not made any field examination of the properties.  No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Estimates of Reserves

The estimation of reserves involves two distinct determinations.  The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a).  The process of estimating

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Questar Exploration and Production Company

June 21, 2010

the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures.  These analytical procedures fall into three broad categories or methods: (1) performance-based methods, (2) volumetric-based methods and (3) analogy.  These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves.  The reserve evaluator must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate irrespective of the method selected by the evaluator.  When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves.  If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator.  Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported.  All quantities of reserves within the same reserve category have the same level of uncertainty under the SEC definitions.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available.  Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The reserves for the properties included herein were estimated by performance methods, the volumetric method, analogy, or a combination of methods.  Approximately 100 percent of the proved producing reserves attributable to producing wells and/or reservoirs were estimated by performance methods.  These performance methods include, but may not be limited to decline curve analysis and/or material balance which utilized extrapolations of historical production and pressure data available through December, 2009 in those cases where such data were considered to be definitive.  The data utilized in this analysis were supplied to Ryder Scott by Questar or obtained from public data sources and were considered sufficient for the purpose thereof.

Approximately 100 percent of the proved non-producing and undeveloped reserves included herein were estimated by the volumetric method, analogy, or a combination of methods.  The non-producing reserves were generally estimated by the volumetric method.  The undeveloped reserves were generally estimated by analogy with, in many cases, a volumetric check for reasonableness.  The volumetric analysis utilized pertinent well data supplied to Ryder Scott by Questar or which we have obtained from public data sources that was available through December, 2009.  The data utilized from the well data incorporated into our volumetric analysis were considered sufficient for the purpose thereof.  In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined.  While it may reasonably be anticipated that the

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Questar Exploration and Production Company

June 21, 2010

future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Questar has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation.  In preparing our forecast of future production and income, we have relied upon data furnished by Questar with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, product prices based on the SEC regulations, geological structural and isochore maps, well logs, core analyses, and pressure measurements.  Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by Questar.  We consider the factual data used in this report appropriate and sufficient for the purpose of preparing the estimates of reserves and future net revenues herein.

Future Production Rates

Our forecasts of future production rates are based on historical performance from wells currently on production.  Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations that are not currently producing.  If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated.  An estimated rate of decline was then applied to depletion of the reserves.  If a decline trend has been established, this trend was used as the basis for estimating future production rates.  For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Questar.

The future production rates from wells currently on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies.  Wells or locations that are not currently producing may start producing earlier or later than anticipated in our estimates.

Hydrocarbon Prices

As previously stated, the hydrocarbon prices used herein are based on SEC price parameters using the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements.  For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract.  Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.  Oil prices are based on a West Texas Intermediate Cushing, Oklahoma crude oil spot price of $61.18 per barrel. Gas prices are based on a Henry Hub Cash Market gas price of $3.87 per MMBTU. Product prices which were actually used for each property reflect adjustment for gravity, quality, local conditions, and/or distance from market. Price differentials and adjustments to physical spot prices as of December 2009 were furnished by Questar and were accepted as presented. Oil and gas prices are held constant throughout the life of the properties.

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in our individual property evaluations.

Costs

Operating costs for the leases and wells in this report are based on the operating expense reports of Questar and include only those costs directly applicable to the leases or wells. The operating costs include a

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Questar Exploration and Production Company

June 21, 2010

portion of general and administrative costs allocated directly to the leases and wells.   For operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs.  The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements.  No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs were furnished to us by Questar and are based on authorizations for expenditure for the proposed work or actual costs for similar projects.  Questar’s estimates of zero abandonment costs after salvage value for onshore properties were used in this report.  Ryder Scott has not performed a detailed study of the abandonment costs or the salvage value and makes no warranty for Questar’s estimate.

Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled.  Questar has assured us of their intent and ability to proceed with the development activities included in this report, and that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter their plans.

Current costs used by Questar were held constant throughout the life of the properties.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years.  Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada.  We have over eighty engineers and geoscientists on our permanent staff.  By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue.  We do not serve as officers or directors of any publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients.  This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations.  Many of our staff have authored or co-authored technical papers on the subject of reserves related topics.  We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to Questar.  Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott.  The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Questar Exploration and Production Company

June 21, 2010

Terms of Usage

The results of our third party study, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Questar Corporation.

Questar Corporation makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act.  Furthermore, Questar Corporation has certain registration statements filed with the SEC under the 1933 Securities Act that automatically incorporate by reference any subsequently filed Form 10-K.  We have consented to the incorporation by reference in the registration statements on Form S-8 of Questar Corporation of the references to our name as well as to the references to our third party report for Questar Exploration and Production Company, which appears in the December 31, 2009 annual report on Form 10-K of Questar Corporation.  Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Questar Corporation.

We have provided Questar with a digital version of the original signed copy of this report letter.  In the event there are any differences between the digital version included in filings made by Questar and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

Very truly yours,

[SEAL]

STATE OF COLORADO

RICHARD J. MARSHALL

23260

RYDER SCOTT COMPANY, L.P.

LICENSED PROFESSIONAL ENGINEER                TBPE Firm Registration No. F-1580

/s/ Richard J. Marshall

Richard J. Marshall, P.E.

Colorado P.E. License No. 23260

Vice President

Approved:

/s/James L. Baird

James L. Baird

Senior Vice President

RYDER SCOTT COMPANY, L.P.

TBPE Firm Registration No. F-1580

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Questar Exploration and Production Company

June 21, 2010

[SEAL]

STATE OF TEXAS

DON P. ROESLE

56406

LICENSED

PROFESSIONAL ENGINEER

/s/ Don P. Roesle

Don P. Roesle, P.E.

TBPE License No. 56406

           Chief Executive Officer

* The work performed in this report for properties located in the state of Texas has been reviewed and approved by a licensed Texas professional engineer according to the rules of the Texas Board of Professional Engineers (TBPE).

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Questar Exploration and Production Company

June 21, 2010

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P.  Richard J. Marshall was the primary technical person responsible for overseeing the estimate of the future net reserves and income.

Marshall, an employee of Ryder Scott Company L.P. (Ryder Scott) beginning in 1981, is a Vice President responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies.  Before joining Ryder Scott, Marshall served in a number of engineering positions with Texaco, Phillips Petroleum, and others.  For more information regarding Mr. Marshall’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Marshall earned a B.S. in Geology from the University of Missouri in 1974 and a M.S. in Geological Engineering from the University of Missouri at Rolla in 1976.  Marshall is a registered Professional Engineer in the State of Colorado.  He is a member of the Society of Petroleum Engineers, Wyoming Geological Association, Rocky Mountain Association of Geologists and the Society of Petroleum Evaluation Engineers.

Based on Marshall’s educational background, professional training and more than 30 years of practical experience in the estimation and evaluation of petroleum reserves, Marshall has attained the professional qualifications as a Reserves Estimator and Reserves Auditor as set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Questar Exploration and Production Company

June 21, 2010

Questar Exploration and Production Company

Estimated

Future Reserves and Income

Attributable to Certain

Leasehold Interests

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Questar Exploration and Production Company

June 21, 2010

As of

December 31, 2009

[SEAL]	[SEAL]
Don P. Roesle, P.E.	Richard J. Marshall, P.E.
TBPE License No. 56406	Colorado License No. 23260

/s/ Don P. Roesle	/s/ Richard J. Marshall
Don P. Roesle, P.E.	Richard J. Marshall, P.E.
TBPE License No. 56406	Colorado License No. 23260
Chief Executive Officer	Vice President

RYDER SCOTT COMPANY, L.P.

TBPE Firm Registration No. F-1580

* The work performed in this report for properties located in the state of Texas has been reviewed and approved by a licensed Texas professional engineer according to the rules of the Texas Board of Professional Engineers (TBPE).

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

Questar Exploration and Production Company

June 21, 2010

PETROLEUM RESERVES DEFINITIONS

As Adapted From:

RULE 4-10(a) of REGULATION S-X PART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (“the Commission”) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA).  The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K.  The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC Regulations”.  The SEC Regulations take effect with all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010.  Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10 (a) for the complete definitions, as the following definitions, descriptions and explanations rely wholly or in part on excerpts from the original document (direct passages excerpted from the aforementioned SEC document are denoted in italics herein).

Reserves are those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward under defined conditions.  All reserve estimates involve some degree of uncertainty.  The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data.  The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved.  Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability.  Under the SEC Regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the Commission.  The SEC Regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the Commission unless such information is required to be disclosed in the document by foreign or state law as noted in §229.102 (5).

Reserves estimates will generally be revised as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods.  Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery.  Examples of such methods are pressure maintenance, cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids.  Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (26) defines reserves as follows:

Reserves.  Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.  In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible.  Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results).  Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves.  Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain eco nomically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS

RESERVES DEFINITIONS

RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:

RULE 4-10(a) of REGULATION S-X PART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)

Sponsored and Approved by:

SOCIETY OF PETROLEUM ENGINEERS (SPE),

WORLD PETROLEUM COUNCIL (WPC)

AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)

SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

Reserves status categories define the development and producing status of wells and reservoirs.

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves

Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

Developed Non-Producing

Developed Non-Producing Reserves include shut-in and behind-pipe reserves.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS — TBPE FIRM LIC. NO. F-1580

RESERVES DEFINITIONS

Shut-In

Shut-in Reserves are expected to be recovered from:

(1)

completion intervals which are open at the time of the estimate but which have not yet started producing;

(2)

wells which were shut-in for market conditions or pipeline connections; or

(3)

wells not capable of production for mechanical reasons.

Behind-Pipe

Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §229.4-10(a) (31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)

Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS — TBPE FIRM LIC. NO. F-1580

Qualifications of Questar Reservoir Engineer

DENNIS R. BECCUE

QUALIFICATIONS

PROFESSIONAL EXPERIENCE

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Registered Professional Engineer with over 30 years diversified oil and gas engineering experience with both major and independent exploration and production companies

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Questar Market Resources (QMR) Chief Reservoir Engineer, and member QMR Reserves Review Committee, since 2006

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Over 15 years oil and gas reserves estimating experience with QMR

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QMR Pinedale Division Production/Reservoir Engineering Manager since June 2000

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Directed all well production/completion activities

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Responsible for evaluation of division reserves

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Reservoir/Operations engineering experience spanning most active domestic basins including Rocky Mountains, San Juan, Permian, Mid-Continent and onshore Gulf Coast

EDUCATIONAL BACKGROUND

THE UNIVERSITY OF TULSA, Tulsa, Oklahoma

Bachelor of Science, Petroleum Engineering - May 1979

PROFESSIONAL LICENSES AND AFFILIATIONS

Registered Professional Engineer (Oklahoma #15172)

Society of Petroleum Engineers – Member 1979